Exhibit 99.1

Just Two Days Remaining until Volvo Webcasts its Quarterly Report Conference

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 31, 2007--Do not miss the opportunity to personally see the press conference in conjunction with the Volvo Group presenting its results for the fourth quarter of 2006! The press conference will be broadcast live on Friday, February 2, starting at 10:00 AM CET via www.volvo.com. The actual interim report will be released at 7.15 AM CET on the same date.

It will also be possible to participate and ask questions via telephone during the press conference. For those who wish to participate by telephone, please call +46 (0)8 5876 9445 (Sweden), +44 (0)20 7365 1832 (UK) or +1 718 354 1157 (US) 5-10 minutes prior to the start.

Analyst teleconference 3.00 PM CET The numbers that apply are +46 (0)8 5352 6408 (Sweden), +44 (0)20 7806 1955 (UK) or +1 718 354 1388 (US). The tele conference will be webcast on www.volvo.com, at which the presentation material can also be downloaded. For the possibility to listen to a replay of the conference, see the information at www.volvo.com under Investors.

The Volvo Group (Nasdaq:VOLV) (STO:VOLVA) (STO:VOVLB) is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=368951&fn=wkr0001.pdf

(You may need to manually paste the above URL into your browser)

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CONTACT: Volvo
Marten Wikforss, +46 31 66 11 27